Exhibit 3.2.2 - Amendment to the Certificate of Designation
for the Series B Convertible Preferred Stock

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299

Amendment to Certificate of Designation After Issuance of Class or Series
(PURSUANT TO NRS 78.1955)

Certificate of Amendment to Certificate of Designation
For Nevada Profit Corporations
(Pursuant to NRS 78.1955-After Issuance of Class or Series)

1. Name of corporation:

Adsouth Partners, Inc.

2. Stockholder approval pursuant to statute has been obtained.

3. The class or series of stock being amended:

The Series B Convertible Preferred Stock

4. By a resolution adopted by the board of directors, the certificate of designation is being amended as follows or the new class or series is:

The Certificate of Designation for the Series B Convertible Preferred Stock is amended to provide that, effective upon the filing this Certificate of Amendment to the Certificate of Designation, the Conversion Rate, as defined in the Certificate of Designation, shall be 12.15 shares of Common Stock for each share of Series B Preferred Stock being converted, subject to adjustment thereafter in the manner provided in the Certificate of Designation.

5. Effective date of filing (optional): ______________________
(must not be later than 90 days after this certificate is filed)

6. Officer Signature (Required) /S/ Anton Lee Wingeier

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

Filing Fee: $175.00